MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049139

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 S. Flower Street, Susite 2350
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter C. Brockett 213 452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2014
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Brockett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockett Tamny & Co. Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PLEASE SEE NOTARY SEAL ON ATTACHED PAGE

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEBRUARY 28, 2014 before me, Susan K. MALHOTRA, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared PETER C. BROCKETT,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Susan K. Malhotra
Signature of Notary Public

(Notary Seal)

SUSAN K. MALHOTRA
Commission # 1976622
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2016

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 02/28/14

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

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Brockett Tamny & Co. Incorporated

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated as of December 31, 2013 and related statements of income, changes in member's equity, and changes in financial condition for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 19, 2014

Brockett Tamny & Co. Incorporated
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalent		$9,479
Advance to affiliates		5,636
Accounts receivable		5,787
Prepaid expenses		27,722
Prepaid FINRA fees		1,324
Investments in securities		59,700
Total assets		$109,648

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		$1,636
Payable to affiliates		8,678
Total liabilities		10,314
Shareholders' Equity		
Common stock ($1 par value, 100,000 shares authorized and issued; 10,033 shares outstanding)	$10,012	
Paid-in capital	309,988	
Retained earnings (deficit)	(220,666)	99,334
Total liabilities and shareholders' equity		$109,648

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Income
For the Year Ended December 31, 2013

Revenue	
Investment banking fees	$193,383
Unrealized gain on investment	22,215
Interest and other income	418
Total Revenue	216,016
Expenses	
Commissions expense	45,216
Expense reimbursement	22,279
Finder's fees	4,000
Information and data	1,491
Insurance	18,127
Professional services	9,982
Regulatory fees	4,276
Rent	37,224
Telephone	3,578
Travel	2,120
All other	4,964
Total Expenses	153,257
Income Before Tax Provision	62,759
Income tax provision	800
Net Income	$ 61,959

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2012	10,033	$10,012	$309,988	$(282,625)	$37,375
Capital Contribution					-
Net Income				61,959	61,959
Balance, December 31, 2013	10,033	$10,012	$309,988	$(220,666)	$99,334

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$61,959
Unrealized gain on investments	(22,215)
Changes in operating assets and liabilities:	
Accounts receivable	(5,787)
Prepaid expenses	(28,653)
Advances to and from affiliates	312
Accounts payable and accrued expenses	(2,700)
Shareholder loan	(930)
Net cash used in operating activities	1,986
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net increase in cash	1,986
Cash at beginning of year	7,493
Cash at end of year	$ 9,479

SUPPLEMENTAL INFORMATION

Interest paid	$ -
Income taxes paid	$ 1,600

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Brockett Tamny & Co. Incorporated (the "Company"), was incorporated in the State of California on July 13, 1990. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placement of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2013

Note 2 – Significant Accounting Policies (continued)

Income Taxes – (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Cash	$ 9,479	$ -	$ -	$ 9,479
Securities	59,700	-	-	59,700
Total	**$69,179**	**$ -**	**$ -**	**$69,179**

Note 4 – Related Parties

The Company provides advisory support services to an affiliated partnership for a management fee of $500 per month. $6,000 was received during the year. The Company also advances funds toward payment of expenses on behalf of, and borrows funds from, several affiliated entities in which the officers of the Company have majority ownership. At December 31, 2013, the amount due from these affiliated entities was $5,636 and due to these affiliates was $8,678.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $43,940 which was $38,940 in excess of its required net capital of $5,000. The Company's net capital ratio was .23 to 1.

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2013

Note 6 - Income Taxes

At December 31, 2013 there was a federal NOL carry forward of approximately $302,000 and California NOL carry forward of $291,000. The Federal tax can be carried forward for 20 years. California carry forward period is 5 years for the 1987 to1999 tax years, 10 years for the 2000 to 2007 tax years, and 20 years for tax years beginning in 2008. At December 31, 2013, the Company recorded the minimum franchise tax of $800 and did not record deferred tax benefits.

Note 7 – Operating Lease Commitments

The Company subleases facilities in the County of Los Angeles under a short-term agreement expiring in 2014.

Note 8– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 19, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Brockett Tamny & Co. Incorporated
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Computation of Net Capital	
Total ownership equity from statement of financial condition	$99,334
Nonallowable assets	
Accounts receivable	(5,787)
Due from affiliates	(5,636)
Prepaid expenses	(27,722)
Prepaid FINRA fees	(1,324)
Haircuts on securities	(8,955)
Hiarcuts - undue concentration	(5,970)
Net Capital	$43,940
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	688
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$38,940
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$42,909
Computation of Aggregate Indebtedness	
Total liabilities	$10,314
Aggregate indebtedness to net capital	0.23

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$43,265
Variance	
Increase in assets	900
Change in haircut	(225)
Net Capital per Audited Report	$43,940

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
as of December 31, 2013

A computation of reserve requirement is not applicable to Brockett Tamny & Co. Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Brockett Tamny & Co. Incorporated
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
as of December 31, 2013

Information relating to possession or control requirements is not applicable to Brockett Tamny & Co. Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

In planning and performing my audit of the financial statements of Brockett Tamny & Co. Incorporated (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the r, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2014

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Brockett Tamny & Co. Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Brockett Tamny & Co. Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brockett Tamny & Co. Incorporated's management is responsible for Brockett Tamny & Co. Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2014